Exhibit 99.1

NEWS RELEASE

RITCHIE BROS. AUCTIONEERS ANNOUNCES SECOND QUARTER

RESULTS AND INCREASES DIVIDEND

FOR IMMEDIATE RELEASE: August 6, 2013

All dollar amounts are presented in U.S. dollar unless otherwise indicated.

VANCOUVER, CANADA – Ritchie Bros. Auctioneers Incorporated (NYSE and TSX: RBA, “Company”), the world’s largest industrial auctioneer, announces net earnings and adjusted net earnings for the quarter ended June 30, 2013 of $30.0 million, or $0.28 per diluted share, compared to net earnings of $31.3 million, or $0.29 per diluted share, representing a 4% decrease in net earnings, and adjusted net earnings of $32.5 million, or $0.30 per diluted share, for the same period in 2012, representing a 7% decrease in adjusted net earnings. The Company’s auction revenues for the second quarter of 2013 grew 1% to $128.3 million compared to $127.2 million for the same period in 2012.

For the six months ended June 30, 2013, net earnings and adjusted net earnings were $44.1 million, or $0.41 per diluted share. This compares to net earnings of $49.3 million, or $0.46 per diluted share, and adjusted net earnings of $50.5 million, or $0.47 per diluted share, for the six months ended June 30, 2012, representing an 11% decrease in adjusted net earnings. The Company’s auction revenues during the first six months of 2013 grew 1% to $230.4 million compared to $228.5 million for the same period in 2012.

During the second quarter of 2013, the Company conducted 72 unreserved industrial auctions in 14 countries throughout North America, Central America, Europe, the Middle East, and Australia.

Commenting on the performance of the Company, Peter Blake, CEO of Ritchie Bros. Auctioneers said:

“While we were pleased with our strong revenue rate performance in the quarter, our Gross Auction Proceeds are down year over year as our business continues to contend with a reduced supply of used equipment within the three to five year age bracket – a traditionally strong segment of our auction business. We expect this supply shortage will dissipate in the future as larger inventories of newer machinery become available for resale. Although this macro challenge has created headwinds for our business, we are focusing on what we can control and executing strategies to drive our growth.”

“Our continued recruitment of new Territory Managers has significantly expanded the size of our sales force, and we expect the productivity of our new TMs will improve as they gain experience, build customer relationships and benefit from targeted training. In addition, our disciplined approach to purchase and guaranteed consignment contracts, our ‘at risk’ business, continued to bring positive results, leading to another near-record auction revenue rate for the second quarter. We are not pleased with the Company’s lack of Gross Auction Proceeds growth and the resulting performance through the first half of the year and have taken steps to better align our costs with our current revenue levels. These steps included reorganizing certain administration departments and our teams associated with capital infrastructure and also rationalizing some operational procedures. We continue to make progress in growing our sales force and delivering solid results from our ‘at risk’ business, and we believe the full impact of those strategies will be demonstrated in our future performance.”

Quarterly Dividend

The Company also announces a 6% increase in its quarterly cash dividend. The quarterly cash dividend increases to $0.1300 per common share payable on September 13, 2013 to shareholders of record on August 23, 2013.

Gross auction proceeds and auction revenues

Gross Auction Proceeds were $1.1 billion during the second quarter of 2013, a 10% decrease compared to the same period in 2012. This decline is primarily attributable to the increased average age of items sold at our auctions, largely as a result of the OEM production decrease during the recent recession which has reduced the supply of lesser aged equipment. In addition, the lower productivity of our Territory Managers due to the lower average tenure of the Territory Manager group should improve as they gain further experience and training. EquipmentOne and other online marketplaces contributed Gross Auction Proceeds of $26.8 million in the second quarter of 2013 compared to $16.9 million in the same period of 2012. Gross Auction Proceeds is a non-GAAP financial measure and is defined below.

For the six months ended June 30, 2013, Gross Auction Proceeds was $1.9 billion which is 7% lower than in the first half of 2012. EquipmentOne and other online marketplaces contributed Gross Auction Proceeds of $45.5 million in the six months ended June 30, 2013 compared to $16.9 million in the same period of 2012.

The Company’s Auction Revenue Rate (“ARR”, or auction revenues as a percentage of Gross Auction Proceeds) during the second quarter of 2013 was 11.96%, significantly higher than the 10.65% ARR achieved in the same period in 2012. The Company’s ARR was 12.01% during the six months ended June 30, 2013 compared to 11.10% in the same period in 2012. The higher ARR combined with lower GAP, resulted in nearly generally flat overall revenue growth over 2012. These increases in the ARR are consistent with our strategic focus on managing the performance of our ‘at risk’ business. The Company’s ‘at risk’ business, which is comprised of guarantee and purchase contracts, represented 24% of Gross Auction Proceeds in the first half of 2013 as compared to 33% in the same period of 2012.

Online bidding statistics

Ritchie Bros. sold over $720 million of equipment, trucks and other assets to online buyers during the first half of 2013, representing 38% of GAP. Internet bidders continued to comprise over 50% of the total bidder registrations at Ritchie Bros. industrial auctions in the second quarter of 2013.

Website statistics

The Ritchie Bros. website (rbauction.com), which is a gateway to our online bidding system and showcases upcoming auctions and equipment to be sold, attracted approximately 3.5 million unique visitors in the first half of 2013, a 35% increase compared to the same period in 2012.

Upcoming auctions

There are currently 76 unreserved auctions on the 2013 Ritchie Bros. auction calendar at rbauction.com, including auctions in North America, Central America, Europe and Australia.

Non-GAAP measures

The Company defines adjusted net earnings as financial statement net earnings excluding the after-tax effects of excess property sales and other non-recurring items. Adjusted net earnings is a non-GAAP financial measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. The Company believes that comparing adjusted net earnings for different financial periods provides more useful information about the growth or decline of its net earnings for the relevant financial period and eliminates the impact of items the Company does not consider to be part of its normal operating results.

Gross Auction Proceeds represents the total proceeds from all items sold by Ritchie Bros. The Company’s definition of Gross Auction Proceeds may differ from those used by other participants in its industry. Gross Auction Proceeds is an important measure the Company uses in comparing and assessing its operating performance. It is not a measure of the Company’s financial performance, liquidity or revenue and is not presented in its consolidated financial statements. The Company believes that auction revenues, which is the most directly comparable measure in its consolidated income statements, and certain other line items, are best understood by considering their relationship to Gross Auction Proceeds. Auction revenues represent the revenues earned by Ritchie Bros. in the course of conducting its auctions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.

Earnings Conference Call

Ritchie Bros. is hosting a conference call to discuss its financial results for the six months ended June 30, 2013 at 8:00am Pacific Time (11:00am Eastern Time) on August 6, 2013. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Us’ then click on ‘For Investors’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.

About Ritchie Bros.

Established in 1958, Ritchie Bros. is the world’s largest seller of used equipment for the construction, transportation, agricultural, material handling, energy, mining, forestry, marine and other industries. Ritchie Bros.™ solutions make it easy for the world’s builders to buy and sell equipment with confidence, including the core business of unreserved public auctions and a secure online equipment marketplace. Ritchie Bros. Auctioneers® unreserved auctions are conducted live, with bidding on-site and online at rbauction.com. Ritchie Bros. Auctioneers conducts hundreds of unreserved public auctions each year, selling more equipment to on-site and online bidders than any other auction business in the world. The Ritchie Bros. EquipmentOne™ online marketplace can be accessed at EquipmentOne.com. Ritchie Bros. also offers a range of value-added services, including equipment financing available through Ritchie Bros. Financial Services (rbauctionfinance.com). Ritchie Bros. has operations in more than 25 countries, including 44 auction sites worldwide. Learn more at RitchieBros.com.

Forward-looking Statements

The discussion in this press release relating to future events or operating periods contains forward-looking statements that involve risks and uncertainties, including, in particular, statements regarding the availability of new machinery and equipment; anticipated results for future periods; the continued growth of the Company’s unreserved auction business; the Company’s ability to successfully recruit and train new sales force members; the anticipated revenue from and productivity of new Territory Managers; and the impact of the Company’s approach to purchase and guarantee contracts. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market conditions and values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the success of the Company’s recent initiatives including Ritchie Bros. EquipmentOne; the growth potential in established and emerging markets; economic and other conditions in local, regional and global markets; and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012, available on the SEC, SEDAR and the Company’s websites. Actual results may differ materially from those forward-looking statements. Forward-looking statements are made as of the date of this press release and the Company does not undertake any obligation to update the information contained herein unless required by applicable securities legislation.

Condensed Consolidated Interim Income Statements

(Amounts in table and related footnotes are in USD thousands, except share and per share amounts)

	Three months ended June 30, 2013 (unaudited)	Three months ended June 30, 2012 (unaudited)
Gross auction proceeds	$1,072,942	$1,194,536

Auction revenues	$128,322	$127,213
Direct expenses	15,551	15,490

	112,771	111,723
Selling, general and administrative expenses:
SG&A expenses excluding depreciation and amortization	60,417	57,533
Depreciation and amortization	10,719	10,073

	71,136	67,606

Earnings from operations	41,635	44,117
Other income (expense):
Foreign exchange gain (loss)	(48)	(172)
Gain (loss) on disposition of property, plant and equipment	130	(1,775)
Other income	843	528

	925	(1,419)

Finance income (costs):
Finance income	785	684
Finance costs	(2,097)	(1,722)

	(1,312)	(1,038)

Earnings before income taxes	41,248	41,660
Income taxes	11,220	10,357

Net earnings	$30,028	$31,303

Net earnings per share	$0.28	$0.29
Net earnings per share - diluted	$0.28	$0.29
Weighted average shares outstanding	106,713,312	106,422,964
Diluted weighted average shares outstanding	107,002,439	106,852,613
Net earnings	$30,028	$31,303
After-tax gain on excess property (1)	—	1,197

Adjusted net earnings	$30,028	$32,500

Adjusted net earnings per share	$0.28	$0.31
Adjusted net earnings per share - diluted	$0.28	$0.30

(1)	Net earnings for the three months ended June 30, 2012 included a loss of $1,946 ($1,197 after tax, or $0.01 per diluted share) recorded on the sale of the Company’s former Olympia, Washington permanent auction site.

Condensed Consolidated Income Statements

(Amounts in table and related footnotes are in USD thousands, except share and per share amounts)

	Six months ended June 30, 2013 (unaudited)	Six months ended June 30, 2012 (unaudited)
Gross auction proceeds	$1,918,295	$2,059,042

Auction revenues	$230,380	$228,489
Direct expenses	24,912	25,624

	205,468	202,865
Selling, general and administrative expenses:
SG&A expenses excluding depreciation and amortization	121,186	111,137
Depreciation and amortization	21,039	19,738

	142,225	130,875

Earnings from operations	63,243	71,990
Other income (expense):
Foreign exchange gain (loss)	47	(174)
Gain (loss) on disposition of property, plant and equipment	119	(1,725)
Other income	829	1,246

	995	(653)

Finance income (costs):
Finance income	1,332	1,243
Finance costs	(3,861)	(3,098)

	(2,529)	(1,855)

Earnings before income taxes	61,709	69,482
Income taxes	17,635	20,210

Net earnings	$44,074	$49,272

Net earnings per share	$0.41	$0.46
Net earnings per share - diluted	$0.41	$0.46
Weighted average shares outstanding	106,677,387	106,411,229
Diluted weighted average shares outstanding	107,008,851	106,926,045
Net earnings	$44,074	$49,272
After-tax gain on excess property (1)	—	1,197

Adjusted net earnings	$44,074	$50,469

Adjusted net earnings per share	$0.41	$0.47
Adjusted net earnings per share - diluted	$0.41	$0.47

(1)	Net earnings for the six months ended June 30, 2012 included a loss of $1,946 ($1,197 after tax, or $0.01 per diluted share) recorded on the sale of the Company’s former Olympia, Washington permanent auction site.

Selected Balance Sheet Data (USD thousands)

	As at June 30, 2013 (unaudited)	As at December 31, 2012
Current assets	$535,584	$345,601
Current liabilities	461,784	249,548

Working capital	$73,800	$96,053
Total assets	$1,301,532	$1,132,498
Non-current borrowings	$148,355	$200,746
Total shareholders’ equity	$661,562	$656,531

Selected Operating Data (unaudited)

	Six months ended June 30, 2013	Six months ended June 30, 2012
Auction revenues as percentage of gross auction proceeds	12.01%	11.10%
Number of consignments at industrial auctions	21,050	21,450
Number of bidder registrations at industrial auctions	205,500	197,000
Number of buyers at industrial auctions	51,100	50,000
Number of lots at industrial auctions	147,500	146,000
Number of permanent auction sites	39	39
Number of regional auction sites	5	4
Total auction sites	44	43
Number of industrial auctions	108	109
Number of territory managers and regional sales managers	327	292

Average Industrial Auction Data (unaudited)

	Six months ended June 30, 2013	Six months ended June 30, 2012
Gross auction proceeds	$16.2 million	$17.6 million
Bidder registrations	1,903	1,807
Consignors	195	197
Lots	1,366	1,339

For further information, please contact:

Jamie Kokoska

Investor Relations Manager

Phone: 778 331 5500

Email:   ir@rbauction.com